Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

September 27, 2013

Derivatives

House of the Year

Credit Suisse

An Introduction to Structured Notes

September 2013

Topics

Important Considerations for Structured Notes Understanding Structured Notes Structured Notes at Credit Suisse

Buffered Accelerated Return Equity Securities (BARES) Certificate Plus Securities (Cert Plus) Callable Yield Notes (CYNs) Risk and Suitability Considerations

September 2013 2

Important Considerations for Structured Notes

Investments in structured notes have certain The sample terms herein are hypothetical and will risks, including direct exposure to the credit risk change depending on the relevant terms of the of Credit Suisse AG (“Credit Suisse”). Any specific note. Credit Suisse has no obligation to payment an investor would be entitled to receive issue the notes described herein. on the notes is subject to Credit Suisse’s ability to pay its obligations as they become due. Before Unless otherwise specified, the term “Credit you invest, you should read “Understanding Suisse” is the global marketing brand name for Structured Notes” and the applicable “Selected the investment banking, private banking and Product Considerations”, as well as the relevant wealth management services offering by Credit offering documents related to the specific notes Suisse Group AG subsidiaries and affiliates in which you are considering investing. worldwide. Each legal entity in Credit Suisse Group AG is subject to distinct regulatory Investment suitability must be determined requirements and certain products and services individually for each investor, and the notes may not be available in all jurisdictions where described herein may not be suitable for all such an offer would be unlawful under the investors. The notes described herein should relevant domestic law. Credit Suisse Securities generally be held to maturity as sales prior to (USA) LLC is a regulated broker-dealer. It is not a maturity may result in lower than anticipated chartered bank, trust company or depository returns. This information is not intended to institution. It is not authorized to accept deposits provide and should not be relied upon as or provide corporate trust services and it is not providing accounting, legal, regulatory or tax licensed or regulated by any state or federal advice. Investors should consult with their own banking authority. advisors as to these matters.

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Understanding Structured Notes

Understanding Structured Notes

An Introduction

Structured notes are debt obligations of an issuer with fixed maturities and are generally considered to be hybrid securities, combining one or more traditional assets (for example, a bond) and a derivative instrument (for example, a call option) linked to an underlying that adjusts the security’s risk / return profile.

Generally, structured notes are not listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market, but is not required to do so, which may or may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Among other factors, over a note’s term, the value of the notes in the secondary market will reflect the then-current estimated value determined by reference to Credit Suisse’s pricing models which include a fixed income component, and individual option components.

In the case of an issuer default, claims of structured note investors will typically rank as senior unsecured obligations of the issuer. As such, structured notes generally rank subordinate to senior secured obligations of the issuer, equal to other senior unsecured obligations, and rank above subordinated obligations, convertible debt, and common equity of the issuer.

An investment in a structured note is not a direct investment in the underlying, nor does it provide the investor any rights with respect to the underlying (such as dividends or voting rights). In addition, structured note investors take the credit risk of the issuer. Therefore, an investor’s returns may be substantially different from a direct investment in the underlying.

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Understanding Structured Notes

An Introduction (cont’d.)

Structured notes are not actively managed; rather they provide passive exposure to a wide range of underlying asset classes.

The method of determining investment return scenarios for structured notes is pre-determined, or formulaic, potentially allowing for investors to realize gains based upon a specific investment view expressed. This aspect of structured notes may be useful for investors who are looking to manage potential investment outcomes of an underlying over a specific investment horizon.

Structured notes can be tailor-made to address specific investment objectives, taking into consideration market view, time horizon, and desired risk exposure.

Structured notes may be linked to one or more underlyings such as equities, indices, exchange traded funds, currencies, commodities, interest rates and specialized indices.

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Understanding Structured Notes

Possible Uses of Structured Notes

Integrating structured notes into portfolio construction may serve to achieve one or more of the following objectives:

Control downside risk

Control portfolio volatility

Provide yield enhancement

Provide leveraged exposure

Provide access to certain markets and asset classes

Structured notes may serve a variety of functions in a traditional portfolio:

Capital Preservation:

May provide for full or partial repayment of principal amount at maturity, subject to issuer ability to pay it’s obligations as they become due May provide for current income or upside participation in the underlying May be utilized to introduce riskier asset classes to more conservative portfolios

Enhanced Yield:

May provide for a yield, which may be higher than prevailing traditional bond rates, in exchange for assuming certain risks In exchange for enhanced yield, investors are exposed to risks, such as the downside risk of the underlying, but not participation in any appreciation of the underlying May also provide for a contingent repayment of principal feature at maturity based on certain conditions

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Understanding Structured Notes

Possible Uses of Structured Notes (cont’d)

Enhanced Participation:

May provide for upside participation in an underlying which is greater than 1:1, either uncapped or subject to a maximum return Downside participation may be 1:1, or provide for a buffer or partial repayment of principal feature May be utilized to enhance range bound market returns, or magnify a longer term bullish outlook, in exchange for assuming certain risks or giving up current yield for a potentially long period of time

Access Products:

May provide access to markets, or strategies which may otherwise be difficult to access

May provide access to indexes which are otherwise not available for direct or indirect investments Risk and return features will vary on a structure by structure basis (i.e., enhanced yield, enhanced participation, partial/contingent repayment of principal)

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Structured Notes at Credit Suisse

Structured Notes at Credit Suisse

Overview

Credit Suisse is recognized as one of the largest distributors of structured notes in the world, with a strong presence in the US, Europe and Asia.

In the US, Credit Suisse offers structured notes via an SEC registered platform issued by Credit Suisse AG, typically in $1,000 denominations.(1) In the US, Investors can access Credit Suisse structured notes through our distribution partners, including private banks, regional banks, and broker-dealers in the US.

(1) Credit Suisse also offers structured notes via a number of other exempt platforms. Please speak to one of our representatives for more information.

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Buffered Accelerated Return Equity Securities (BARES)

Buffered Accelerated Return Equity Securities

Description, Use & Selected Product Considerations

Description & Use Selected Product Considerations

Provides for either capped or uncapped upside participation An investment in the securities may result in a loss. If the level (with or without leverage), or a fixed payment based on certain of the underlying falls below the buffer, the investor will be fully conditions exposed to the negative performance of the underlying, beyond May be linked to single stocks, equity indices, baskets or other the buffer. asset classes The securities do not pay interest.

Partial minimum payment at maturity based on the buffer. If the structure is capped or has a fixed payment percentage 100% [1:1] downside participation beyond the buffer (without the potential to participate beyond such fixed payment May be utilized to reduce portfolio volatility by substituting for percentage), the return on the securities will be limited to such traditional investments cap or such fixed payment percentage, as applicable, regardless of the appreciation in the level of the underlying, May be used to introduce higher risk assets to more which may be significant. conservative portfolios If the structure has more than one underlying, then the return If applicable, leveraged upside participation or fixed payment on the securities will be based on the performance of the lowest may provide opportunity to outperform traditional investments performing underlying.

Investor forgoes any rights associated with direct ownership of the underlying (i.e. dividends or voting rights) Any payment on the securities is subject to the credit risk of the issuer.

An investment in the securities involves significant risk. Investing in the securities is not equivalent to investing directly in the underlying. For additional considerations, please see “Important Considerations for Structured Notes”, “Understanding Structured Notes” and “Risk and Suitability Considerations” herein.

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Buffered Accelerated Return Equity Securities

Illustrative BARES

Illustrative Terms(1) Hypothetical Returns at Maturity(1)

Issuer: Credit Suisse AG

     % Change from Underlying Redemption Maturity: 2 Years Initial Level to Return Amount per $1,000 Final Level of the principal amount

Underlying: Russell 2000® Index Underlying

Participation Rate: 200% 50.00% 20.00% $1,200 Upside Cap: 20.00%

40.00% 20.00% $1,200

Downside: 10% buffer against underlying depreciation at maturity, with 30.00% 20.00% $1,200 100% [1:1] participation in depreciation below buffer 20.00% 20.00% $1,200 .

10.00% 20.00% $1,200 0.00% 0.00% $1,000 -10.00% 0.00% $1,000 -20.00% -10.00% $900 -30.00% -20.00% $800

-40.00% -30.00% $700

(1) The hypothetical terms used herein and the actual terms will vary depending on the relevant terms of the specific note. Credit Suisse has no -50.00% -40.00% $600 obligation to issue the notes described herein.

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Certificate Plus Securities (Cert Plus)

Certificate Plus Securities

Description, Use & Selected Product Considerations

Description & Use Selected Product Considerations

Provides for either capped or uncapped upside participation An Investment in the securities may result in a loss. If the level (with or without leverage), or a fixed payment based on certain of the underlying falls to or below the barrier, (either during the conditions term of the securities or at maturity, as applicable), the investor May be linked to single stocks, equity indices, baskets or other will be fully exposed to the negative performance of the asset classes underlying.

Potential for full repayment of principal at maturity, contingent The securities do not pay interest. upon the underlying not breaching a barrier If the structure is capped or has a fixed payment percentage Barrier may be observed on a daily basis (“American”), or at (without the potential to participate beyond such fixed payment maturity only (“European”). Full downside participation if the percentage), the return on the securities will be limited to such barrier is breached cap or such fixed payment percentage, as applicable, “Contingent protection” provides potential for more conservative regardless of the appreciation in the level of the underlying, approach to long only investments and opportunity to which may be significant. outperform in moderately declining markets Investor forgoes any rights associated with direct ownership of Structure may appeal to investors who wish to leverage a the underlying asset (i.e. dividends or voting rights) moderately bullish outlook on the underlying Any payment on the securities is subject to the credit risk of the Leveraged upside participation or fixed payment may provide issuer. opportunity to outperform traditional investments An investment in the securities involves significant risk.

Investing in the securities is not equivalent to investing directly in the underlying. For additional considerations, please see “Important Considerations for Structured Notes”, “Understanding Structured Notes” and “Risk and Suitability Considerations” herein.

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Certificate Plus Securities

Illustrative Certificate Plus Securities

Illustrative Terms(1) Hypothetical Returns at Maturity(1)

Issuer: Credit Suisse AG % Change from Underlying Redemption Initial Level to Return Amount per $1,000 Maturity: 3.5 Years Final Level of the principal amount

Underlying: S&P 500® Index Underlying

Participation Rate: 125% 50.00% 62.50% $1,625

Downside: Barrier set equal to 70% of initial 40.00% 50.00% $1,500 level of the underlying, observed at maturity only (European 30.00% 37.50% $1,375 observation); with 100% [1:1]

20.00% 25.00% $1,250

participation in depreciation if barrier is breached. 10.00% 12.50% $1,125

. 0.00% 0.00% $1,000 -10.00% 0.00% $1,000

-20.00% 0.00% $1,000

-30.00% -30.00% $700

-40.00% -40.00% $600

(1) The hypothetical terms used herein and the actual terms will vary -50.00% -50.00% $500 depending on the relevant terms of the specific note. Credit Suisse has no obligation to issue the notes described herein.

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Callable Yield Notes (CYNs)

Callable Yield Notes

Description, Use & Selected Product Considerations

Description & Use Selected Product Considerations

Subject to Issuer call, investor receives an above market coupon An Investment in the securities may result in a loss. If the level rate but no participation in any potential upside in the underlying of the underlying falls to or below the knock-in level, (either during the term of the securities or at maturity, as applicable), Potential for repayment of principal at maturity, contingent upon the investor will be fully exposed to the negative performance of the underlying not breaching a predefined knock-in level the underlying.

Subject to Issuer call, the coupon is not at risk; however, if the

      The securities will not pay more than the principal amount, plus knock-in level is breached, the investor is fully exposed to the accrued and unpaid coupons, at maturity or upon early underlying (or lowest performing underlying if there are more redemption. than one underlying) at maturity The securities are subject to potential early redemption, which Barrier may be observed on a daily basis (“American”), or at would limit the investor’s ability to accrue coupons (at potentially maturity only (“European”). Full downside participation if the an above market yield) over the full term of the securities. barrier is breached If the structure has more than one underlying, then the return The Issuer has the right to call the note for par on any of the on the securities will be based on the performance of the lowest coupon payment dates, which would limit your opportunity to performing underlying. Also, the return on the securities will be accrue coupons over the full term of the securities affected by the knock-in level for each underlying and the May be utilized as an alternative to capital appreciation focused occurrence of a knock-in event. equity investments Any payment on the securities is subject to the credit risk of the May be utilized to generate higher coupons than could be issuer. achieved by investing in traditional debt instruments of issuers An investment in the securities involves significant risk. of similar credit quality Investing in the securities is not equivalent to investing directly May be constructed to diversify asset exposures, maturities, in the underlying. For additional considerations, please see and income streams “Important Considerations for Structured Notes”, “Understanding Structured Notes” and “Risk and Suitability Considerations” herein.

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Callable Yield Notes
Illustrative CYN

Illustrative Terms(1)

Issuer: Credit Suisse AG

Maturity: 18 Months

Underlyings: Worst-of S&P 500® Index, Russell 2000® Index

Coupon: 8.00% p.a. paid quarterly subject to Issuer call

Downside: Knock-in level set equal to 70% of initial level of the underlying, observed daily close of business (American observation). If the knock-in level is breached, the investor has full downside exposure to the underlying

Call Feature: Quarterly Issuer call at 100% of principal amount

.

(1) The hypothetical terms used herein and the actual terms will vary depending on the relevant terms of the specific note. Credit Suisse has no obligation to issue the notes described herein.
(2) Assumes a knock-in event has occurred

Hypothetical Maturity Return Chart(1)(2)

% Change from Initial Level to Final Level of the Worst Performing Underlying	Underlying Return of the lowest performing Underlying	Redemption Amount per $1,000 principal amount
50.00%	0.00%	$1,000
40.00%	0.00%	$1,000
30.00%	0.00%	$1,000
20.00%	0.00%	$1,000
10.00%	0.00%	$1,000
0.00%	0.00%	$1,000
-10.00%	-10.00%	$900
-20.00%	-20.00%	$800
-30.00%	-30.00%	$700
-40.00%	-40.00%	$600
-50.00%	-50.00%	$500

CREDIT SUISSE

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Risk and Suitability Considerations

Important Risk Considerations for Structured Notes

§ Risk of Loss – An investment in the notes may result in a loss of principal.

§ Credit Risk – The value of the notes and the payment of any amount due on the notes is subject to the credit risk of Credit Suisse.

§ Liquidity - The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the notes and the price at which the notes may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

§ Potential Conflicts – We and our affiliates may play a variety of roles in connection with the issuance of notes including acting as calculation agent, hedging our obligations under the notes and determining the estimated value of the notes.

§ No Rights to Underlying – Holders of notes will not have voting rights or rights to receive cash dividends or other distributions with respect to any Underlying or the assets comprising any Underlying.

§ Many Factors Impact the Value of the Notes – The notes will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

§ Built-In Costs – Credit Suisse’s estimated value of the notes on the trade date may be less than the public offering price, reflecting the deduction of costs such as underwriting discounts and commissions and hedging costs.

§ Worst- of Feature – If the notes are linked to the performance of the lowest performing underlying, downside risk is enhanced because the worst performance will be used to determine whether any level is breached and the amount of losses.

The selected risks set forth herein the sections entitled “Selected Product Considerations” and this section “Important Risk Considerations for Structured Notes” are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Selected Product Considerations” and “Important Risk Considerations for Structured Notes” sections herein, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section in the applicable product supplement, which set forth risks related to an investment in the notes.

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Suitability Considerations

Structured notes are a special class of financial instruments that offer greater flexibility and customization than do traditional investments. Structured notes are complex investments and may not be appropriate for all investors.

Structured notes are not for investors who:

Do not understand the risks of being exposed to various underlyings, such as equities, commodities, interest rates or foreign exchange rates

Do not understand complex pay-out and the risks of losses

Do not understand volatility, option premium and interest rates, and how they interact

Do not want to take the credit risk of Credit Suisse

Rely on current yield

Investors should fully review the applicable offering documents or prospectus to fully understand the risks involved with a structured note.

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IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities to which this communication relates. Before you invest, you should read the pricing supplement, the product supplement and underlying supplement, if applicable, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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CreditSuisse September 2013